UNITED STATES
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-28407
                            CUSIP Number: 64115N 107

(Check One)       [ X ]     Form 10-K      [  ]   Form 20-F      [  ]  Form 11-K
                  [   ]     Form 10-Q      [  ]   Form N-SAR

                            For Period Ended:   December 31, 2000
                                                -----------------
                  [   ]     Transition Report on Form 10-K
                  [   ]     Transition Report on Form 20-F
                  [   ]     Transition Report on Form 11-K
                  [   ]     Transition Report on Form 10-Q and 10-QSB
                  [   ]     Transition Report on Form N-SAR
                            For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

Netmaximizer.com, Inc.
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Full Name of Registrant


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Former Name if Applicable


4400 North Federal Highway, Suite 307
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Address of Principal Executive Office (Street and Number)

Boca Raton, Florida  33431
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ X ] a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Although the management of Netmaximizer.com, Inc. has been working diligently to complete all the required information for its annual report on Form 10-K for the fiscal year ended December 31, 2000, and the report is substantially completed as of this date, management does not believe the Form 10-K can be finalized and filed by April 2, 2001. Netmaximizer.com, Inc. has recently approved a subscription agreement with an investor to acquire shares in the common stock of the company, plus purchase warrants entitling the subscriber to purchase additional shares of the company's common stock. The issuance of these securities is of material significance and must be properly disclosed. As a result of revisions required upon the issuance of the securities, the accountants may not be able to deliver financial statements in time to meet the filing deadline. The report on Form 10-K cannot be timely filed without unreasonable effort or expense. The Registrant anticipates receiving the required information and filing of its Form 10-K by the extended due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Wayne T. Crowder                561                       650-7923
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          (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes  [ X ]No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Netmaximizer.com, Inc. .
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 28, 2001.                       By:  /s/ David A. Saltrelli
                                                   ----------------------------
                                                   David A. Saltrelli, President




                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).